March 1, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Say Yes Foods, Inc.
Registration Statement on Form SB-2
Originally filed on February 5, 1998
File No. 333-08284

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), please consider this correspondence as an application to the United States Securities and Exchange Commission (the "Commission") for an order permitting Say Yes Foods, Inc. (the "Registrant") to withdraw the Registration Statement on Form SB-2 filed by the Registrant on February 5, 1998. We request this withdrawal because the Registrant elected not to pursue the registration of the securities included therein.

Accordingly, the Registrant hereby respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as practicable.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact David B. Stocker, Esq. at 602-852-5445. Please provide a copy of the Order consenting to this withdrawal to Mr. Stocker by facsimile at 602-852-5446. Thank you for your assistance.

Sincerely,

/s/ Erwin Liem

____________________________________

Erwin Liem

President